Algonquin Power & Utilities Corp. Holds Annual Meeting of Shareholders and Announces Election of Board of Directors
OAKVILLE, Ontario – June 20, 2023 - Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX/NYSE: AQN) today held an annual meeting of common shareholders. At the meeting, all of the nominees listed in the Company’s management information circular dated April 27, 2023 were elected as directors of AQN until the next annual meeting of shareholders.

On a vote by ballot, each of the following nine nominees proposed by management was elected as a director of AQN. The results of the ballot were as follows:

Nominee	Votes For	% For	Votes Against	% Against
Arun Banskota	267,834,446	94.04%	16,967,903	5.96%
Melissa Stapleton Barnes	261,816,199	91.93%	22,986,153	8.07%
Amee Chande	269,893,958	94.77%	14,908,396	5.23%
Daniel Goldberg	266,710,549	93.65%	18,091,799	6.35%
Christopher Huskilson	267,575,914	93.95%	17,226,432	6.05%
D. Randy Laney	266,551,133	93.59%	18,251,213	6.41%
Kenneth Moore	260,062,637	91.31%	24,739,708	8.69%
Masheed Saidi	269,668,783	94.69%	15,133,565	5.31%
Dilek Samil	270,146,346	94.85%	14,656,003	5.15%
Shareholders also voted in favour of the re-appointment of Ernst & Young LLP as the Company’s auditor for the ensuing year, and an advisory resolution approving the Company’s approach to executive compensation.

Final voting results on all matters voted on at the annual meeting of shareholders will be filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov/edgar.

About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to pursuing growth and operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
AQN’s common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN’s common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@AQNorp.com
Telephone: (603) 260-4410

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500